UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 4	YEAR: 2007
GRUPO TELEVISA, S.A.B.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2006
(Thousands of Mexican Pesos)
					Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	98,543,961	100	86,151,606	100

s02	CURRENT ASSETS	52,026,860	53	49,286,096	57
s03	CASH AND SHORT-TERM INVESTMENTS	27,304,896	28	16,405,074	19
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,282,923	18	14,108,702	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,797,104	3	1,736,048	2
s06	INVENTORIES	3,988,677	4	3,969,886	5
s07	OTHER CURRENT ASSETS	653,260	1	13,066,386	15
s08	LONG-TERM ASSETS	7,947,753	8	5,925,327	7
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	-	0	-	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	2,346,949	2	1,747,868	2
s11	OTHER INVESTMENTS	5,600,804	6	4,177,459	5
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	25,171,331	26	21,764,425	25
s13	LAND AND BUILDINGS	15,126,689	15	14,542,664	17
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	28,056,608	28	22,632,915	26
s15	OTHER EQUIPMENT	4,310,177	4	3,562,215	4
s16	ACCUMULATED DEPRECIATION	22,750,195	23	20,180,600	23
s17	CONSTRUCTION IN PROGRESS	428,052	0	1,207,231	1
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	8,099,270	8	5,592,695	6
s19	OTHER ASSETS	5,298,747	5	3,583,063	4

s20	TOTAL LIABILITIES	58,043,663	100	48,171,275	100

s21	CURRENT LIABILITIES	8,337,293	14	8,353,334	17
s22	SUPPLIERS	4,457,519	8	3,580,467	7
s23	BANK LOANS	488,650	1	6,352	0
s24	STOCK MARKET LOANS	-	-	1,017,093	2
s103	OTHER LOANS WITH COST	97,696	0	89,415	0
s25	TAXES PAYABLE	684,497	1	1,223,814	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,608,931	4	2,436,193	5
s27	LONG-TERM LIABILITIES	25,468,521	44	19,626,788	41
s28	BANK LOANS	9,194,658	16	7,443,972	15
s29	STOCK MARKET LOANS	15,238,729	26	11,020,285	23
s30	OTHER LOANS WITH COST	1,035,134	2	1,162,531	2
s31	DEFERRED LIABILITIES	19,810,238	34	17,806,917	37
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	4,427,611	8	2,384,236	5

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	40,500,298	100	37,980,331	100

s34	MINORITY INTEREST	3,611,187	9	1,642,601	4
s35	MAJORITY INTEREST	36,889,111	91	36,337,730	96
s36	CONTRIBUTED CAPITAL	14,815,514	37	15,054,800	40
s79	CAPITAL STOCK	10,267,570	25	10,506,856	28
s39	PREMIUM ON ISSUANCE OF SHARES	4,547,944	11	4,547,944	12
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	0	-	0
s41	EARNED CAPITAL	22,073,597	55	21,282,930	56
s42	RETAINED EARNINGS AND CAPITAL RESERVES	35,671,617	88	35,481,659	93
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(5,658,954)	(14)	(6,309,755)	(17)
s80	SHARES REPURCHASED	(7,939,066)	(20)	(7,888,974)	(21)

CONSOLIDATED BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
					Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	27,304,896	100	16,405,074	100
s46	CASH	843,531	3	701,245	4
s47	SHORT-TERM INVESTMENTS	26,461,365	97	15,703,829	96

s07	OTHER CURRENT ASSETS	653,260	100	13,066,386	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s82	DISCONTINUED OPERATIONS	-	0	-	0
s83	OTHER	653,260	100	13,066,386	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	8,099,270	100	5,592,695	100
s48	DEFERRED EXPENSES (NET)	4,077,666	50	3,325,618	59
s49	GOODWILL	4,021,604	50	2,267,077	41
s51	OTHER	-	0	-	0

s19	OTHER ASSETS	5,298,747	100	3,583,063	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	-	0	-	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s50	DEFERRED TAXES	-	0	-	0
s86	DISCONTINUED OPERATIONS	-	0	-	0
s87	OTHER	5,298,747	100	3,583,063	100

s21	CURRENT LIABILITIES	8,337,293	100	8,353,334	100
s52	FOREIGN CURRENCY LIABILITIES	3,194,470	38	2,692,287	32
s53	MEXICAN PESOS LIABILITIES	5,142,823	62	5,661,047	68

s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,608,931	100	2,436,193	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	275,486	11	327,499	13
s89	ACCRUED INTEREST	307,814	12	271,915	11
s68	PROVISIONS	-	0	-	0
s90	DISCONTINUED OPERATIONS	-	0	-	0
s58	OTHER CURRENT LIABILITIES	2,025,631	78	1,836,779	75

s27	LONG-TERM LIABILITIES	25,468,521	100	19,626,788	100
s59	FOREIGN CURRENCY LIABILITIES	14,306,061	56	12,215,843	62
s60	MEXICAN PESOS LIABILITIES	11,162,460	44	7,410,945	38

s31	DEFERRED LIABILITIES	19,810,238	100	17,806,917	100
s65	NEGATIVE GOODWILL	-	0	-	0
s67	OTHER	19,810,238	100	17,806,917	100

s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	4,427,611	100	2,384,236	100
s66	DEFERRED TAXES	1,255,005	28	1,544,741	65
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	323,237	7	297,824	12
s92	DISCONTINUED OPERATIONS	-	0	-	0
s69	OTHER LIABILITIES	2,849,369	64	541,671	23

s79	CAPITAL STOCK	10,267,570	100	10,506,856	100
s37	CAPITAL STOCK (NOMINAL)	2,427,353	24	2,483,923	24
s38	RESTATEMENT OF CAPITAL STOCK	7,840,217	76	8,022,933	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	35,671,617	100	35,481,659	100
s93	LEGAL RESERVE	2,135,423	6	2,135,423	6
s43	RESERVE FOR REPURCHASE OF SHARES	1,240,869	3	4,626,882	13
s94	OTHER RESERVES	-	0	-	0
s95	RETAINED EARNINGS	24,212,862	68	19,810,411	56
s45	NET INCOME FOR THE YEAR	8,082,463	23	8,908,943	25

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(5,658,954)	100	(6,309,755)	100
s70	ACCUMULATED MONETARY RESULT	(35,186)	1	(35,186)	1
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(2,637,316)	47	(2,660,807)	42
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(1,348,579)	24	(1,552,753)	25
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(3,206,608)	57	(3,224,437)	51
s99	LABOR OBLIGATION ADJUSTMENT	-	0	-	0
s100	OTHER	1,568,735	(28)	1,163,428	(18)

CONSOLIDATED BALANCE SHEETS
OTHER CONCEPTS
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	43,689,567	40,932,762
s73	PENSIONS AND SENIORITY PREMIUMS	1,628,742	1,802,958
s74	EXECUTIVES (*)	33	35
s75	EMPLOYEES (*)	17,777	16,170
s76	WORKERS (*)	-	-
s77	OUTSTANDING SHARES (*)	329,960,194,941	337,782,285,516
s78	REPURCHASED SHARES (*)	25,148,885,190	25,602,614,115
s101	RESTRICTED CASH	-	-
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	1,002,543	479,696

(*) THESE CONCEPTS ARE STATED IN UNITS

CONSOLIDATED STATEMENTS OF INCOME
FROM JANUARY 1 TO DECEMBER 31, 2007 AND 2006
(Thousands of Mexican Pesos)
				Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	41,561,526	100	39,357,699	100
r02	COST OF SALES	20,835,387	50	19,129,185	49
r03	GROSS PROFIT	20,726,139	50	20,228,514	51
r04	GENERAL EXPENSES	6,245,243	15	5,962,799	15
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	14,480,896	35	14,265,715	36
r08	OTHER INCOME AND (EXPENSE), NET	(953,352)	(2)	(888,070)	(2)
r06	INTEGRAL RESULT OF FINANCING	(410,214)	(1)	(1,141,028)	(3)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(749,299)	(2)	(624,843)	(2)
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	12,368,031	30	11,611,774	30
r10	INCOME TAXES	3,349,641	8	2,092,478	5
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	9,018,390	22	9,519,296	24
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	9,018,390	22	9,519,296	24
r19	NET INCOME OF MINORITY INTEREST	935,927	2	610,353	2
r20	NET INCOME OF MAJORITY INTEREST	8,082,463	19	8,908,943	23

CONSOLIDATED STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
					Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	41,561,526	100	39,357,699	100
r21	DOMESTIC	36,532,710	88	34,793,376	88
r22	FOREIGN	5,028,816	12	4,564,323	12
r23	TRANSLATED INTO DOLLARS (***)	460,422	1	407,217	1

r08	OTHER INCOME AND (EXPENSE), NET	(953,352)	100	(888,070)	100
r49	OTHER INCOME AND (EXPENSE), NET	(932,531)	98	(856,422)	96
r34	EMPLOYEES' PROFIT SHARING, CURRENT	20,821	(2)	31,648	(4)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	0	0	0	0

r06	INTEGRAL RESULT OF FINANCING	(410,214)	100	(1,141,028)	100
r24	INTEREST EXPENSE	2,163,964	(528)	1,969,084	(173)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	(13,034)	3	(41,341)	4
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	1,844,653	(450)	1,135,400	(100)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	215,897	(53)	(197,678)	17
r28	RESULT FROM MONETARY POSITION	(293,766)	72	(68,325)	6

r10	INCOME TAXES	3,349,641	100	2,092,478	100
r32	INCOME TAX, CURRENT	3,707,763	111	799,833	38
r33	INCOME TAX, DEFERRED	(358,122)	(11)	1,292,645	62

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

CONSOLIDATED STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
			Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	44,609,613	41,989,466
r37	TAX RESULT FOR THE YEAR	10,337,030	869,867
r38	NET SALES (**)	41,561,526	39,357,699
r39	OPERATING INCOME (**)	14,480,896	14,265,715
r40	NET INCOME OF MAJORITY INTEREST (**)	8,082,463	8,908,943
r41	NET CONSOLIDATED INCOME (**)	9,018,390	9,519,296
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	3,223,070	2,779,772

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
FROM OCTOBER 1 TO DECEMBER 31, 2007 AND 2006
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	12,407,423	100	11,144,555	100
rt02	COST OF SALES	6,029,402	49	5,291,218	47
rt03	GROSS PROFIT	6,378,021	51	5,853,337	53
rt04	GENERAL EXPENSES	1,774,586	14	1,690,707	15
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	4,603,435	37	4,162,630	37
rt08	OTHER INCOME AND (EXPENSE), NET	(123,746)	(1)	(154,133)	(1)
rt06	INTEGRAL RESULT OF FINANCING	(311,132)	(3)	(416,849)	(4)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(226,191)	(2)	(280,893)	(3)
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	3,942,366	32	3,310,755	30
rt10	INCOME TAXES	903,380	7	614,682	6
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	3,038,986	24	2,696,073	24
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	3,038,986	24	2,696,073	24
rt19	NET INCOME OF MINORITY INTEREST	204,434	2	266,601	2
rt20	NET INCOME OF MAJORITY INTEREST	2,834,552	23	2,429,472	22

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
					Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

r01	NET SALES	12,407,423	100	11,144,555	100
r21	DOMESTIC	10,996,248	89	9,927,207	89
r22	FOREIGN	1,411,175	11	1,217,348	11
r23	TRANSLATED INTO DOLLARS (***)	134,313	1	117,809	1

r08	OTHER INCOME AND (EXPENSE), NET	(123,746)	100	(154,133)	100
r49	OTHER INCOME AND (EXPENSE), NET	(104,998)	85	(132,185)	86
r34	EMPLOYEES' PROFIT SHARING, CURRENT	18,748	(15)	21,948	(14)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	0	0	0	0

r06	INTEGRAL RESULT OF FINANCING	(311,132)	100	(416,849)	100
r24	INTEREST EXPENSE	701,174	(225)	458,661	(110)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	(18,825)	5
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	530,111	(170)	234,807	(56)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(15,294)	5	(213,273)	51
r28	RESULT FROM MONETARY POSITION	(124,775)	40	39,103	(9)

r10	INCOME TAXES	903,380	100	614,682	100
r32	INCOME TAX, CURRENT	912,863	101	(534,193)	(87)
r33	INCOME TAX, DEFERRED	(9,483)	(1)	1,148,875	187

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
			Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	894,813	724,918

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO DECEMBER 31, 2007 AND 2006
(Thousands of Mexican Pesos)
				Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		Amount	Amount

c01	CONSOLIDATED NET INCOME	9,018,390	9,519,296
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
	USING RESOURCES	4,104,788	5,098,470
c03	RESOURCES FROM NET INCOME FOR THE YEAR	13,123,178	14,617,766
c04	RESOURCES PROVIDED OR USED IN OPERATION	(1,551,450)	(179,949)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING
	ACTIVITIES	11,571,728	14,437,817
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES	6,380,755	(442,001)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL
	FINANCING ACTIVITIES	(8,428,107)	(4,725,211)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING
	ACTIVITIES	(2,047,352)	(5,167,212)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	1,237,185	(8,820,484)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
	INVESTMENTS	10,761,561	450,121
c11	CASH AND SHORT-TERM INVESTMENTS AT THE
	BEGINNING OF PERIOD	16,543,335	15,954,953
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END
	OF PERIOD	27,304,896	16,405,074

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
			Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		Amount	Amount

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
	USING RESOURCES	4,104,788	5,098,470
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	3,223,070	2,779,772
c41	+ (-) OTHER ITEMS	881,718	2,318,698

c04	RESOURCES PROVIDED OR USED IN OPERATION	(1,551,450)	(179,949)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(3,079,185)	894,378
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,910,309)	665,232
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
	RECEIVABLE AND OTHER ASSETS	18,121	(1,104,190)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	840,911	390,413
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,579,012	(1,025,782)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES	6,380,755	(442,001)
c23	+ BANK FINANCING	2,507,546	3,631,565
c24	+ STOCK MARKET FINANCING	4,500,000	-
c25	+ DIVIDEND RECEIVED	-	-
c26	+ OTHER FINANCING	-	-
c27	(-) BANK FINANCING AMORTIZATION	-	(254,735)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(980,246)	(3,279,544)
c29	(-) OTHER FINANCING AMORTIZATION	(73,761)	(58,049)
c42	+ (-) OTHER ITEMS	427,216	(481,238)

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL
	FINANCING ACTIVITIES	(8,428,107)	(4,725,211)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
c31	(-) DIVIDENDS PAID	(4,506,492)	(1,161,840)
c32	+ PREMIUM ON SALE OF SHARES	-	-
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-	-
c43	+ (-) OTHER ITEMS	(3,921,615)	(3,563,371)

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	1,237,185	(8,820,484)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(2,551,368)	2,290,457
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(3,927,042)	(3,428,533)
c36	(-) INCREASE IN CONSTRUCTION IN PROGRESS	-	-
c37	+ (-) SALE OF OTHER PERMANENT INVESTMENTS	-	-
c38	+ SALE OF TANGIBLE FIXED ASSETS	715,913	532,676
c39	+ (-) OTHER ITEMS	6,999,682	(8,215,084)

RATIOS
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR PREVIOUS YEAR
P

	YIELD
p01	NET INCOME TO NET SALES	21.69%		24.18%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	21.91%		24.51%
p03	NET INCOME TO TOTAL ASSETS (**)	9.15%		11.04%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	50.58%		17.57%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(3.25)%		(0.71)%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.42	times	0.45	times
p07	NET SALES TO FIXED ASSETS (**)	1.65	times	1.80	times
p08	INVENTORIES TURNOVER (**)	5.22	times	4.81	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	130.17	days	112.21	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.31%		9.15%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	58.90%		55.91%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.43	times	1.26	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	30.15%		30.94%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	101.18%		90.17%
p15	OPERATING INCOME TO INTEREST PAID	6.69	times	7.24	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.71	times	0.81	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	6.24	times	5.90	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	5.76	times	5.42	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.89	times	1.02	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	327.50%		196.38%

	STATEMENTS OF CHANGES
p21	RESOURCES FROM NET INCOME TO NET SALES	31.57%		37.14%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO
	NET SALES	(3.73)%		(0.45)%
p23	RESOURCES GENERATED (USED) IN OPERATING TO
	INTEREST PAID	5.34	times	7.33	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY
	(USED FOR) FINANCING	(311.65)%		8.55%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY
	(USED FOR) FINANCING	411.65%		91.44%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO
	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	(317.41)%		38.87%

(**) RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

DATA PER SHARE
CONSOLIDATED INFORMATION
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$.02		$.02

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$.00		$.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$.00		$.00

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS
	PER COMMON SHARE (**)	$.03		$.02

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS)
	PER SHARE (**)	$.00		$.00

d08	CARRYING VALUE PER SHARE	$.11		$.00

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$.01		$.00

d10	DIVIDEND IN SHARES PER SHARE	.00	shares	.00	shares

d11	MARKET PRICE TO CARRYING VALUE	4.03	times	4.64	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	18.61	times	19.06	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	.00	times	.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)
CONSOLIDATED
Final Printing

STATEMENT OF CHANGES - ANALYSIS OF MAJOR CONCEPTS

LINE C43: "OTHER ITEMS" INCLUDES PS.160,001 OF RESALE OF SHARES, PS.(3,948,331) OF REPURCHASE OF SHARES, AND PS.(133,285) RELATED TO THE RECOGNITION OF
SHARES AS AN AVAILABLE-FOR-SALE INVESTMENT.

THIS PRESENTATION WAS MADE AS DISCLOSED ABOVE DUE TO THE FACT THAT THE CURRENT FORMAT FOR THE STATEMENT OF CHANGES IN FINANCIAL POSITION IS RESTRICTED TO CERTAIN STANDARD CONCEPTS.

S53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE FOURTH QUARTER OF 2007, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLES) FOR AN AMOUNT OF PS.99,305 , WHICH CANNOT BE PRESENTED IN S52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).

(1)	THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED
Final Printing

							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			112,113,216,990		112,113,216,990		831,948
B			52,093,870,399		52,093,870,399		393,769
D			82,876,553,776		82,876,553,776		600,818
L			82,876,553,776			82,876,553,776	600,818
TOTAL			329,960,194,941	0	247,083,641,165	82,876,553,776	2,427,353	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							329,960,194,941

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED AND REPRESENTS THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5  TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS, REPRESENTING EACH GDS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:	TLEVISA	DATE: 2/22/2008

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA

BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. MICHEL BOYANCE BALDWIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. MICHEL BOYANCE BALDWIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	GILBERTO PEREZALONSO CIFUENTES

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	MARÍA ASUNCIÓN ARAMBURUZABALA LARREGUI

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	LORENZO H. ZAMBRANO TREVIÑO

POSITION:	DIRECTOR
NAME:	PEDRO ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FRANCISCO JOSÉ CHEVEZ ROBELO

POSITION:	ALTERNATE DIRECTOR
NAME:	JUAN PABLO ANDRADE FRICH

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	LUCRECIA ARAMBURUZABALA LARREGUI

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	RAÚL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES
CONSOLIDATED
Final Printing

			NUMBER	%
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	CORPORATIVO VASCO DE QUIROGA,	PROMOTION AND DEVELOPMENT OF
	S.A. DE C.V.	COMPANIES	109,383,505	100.00
2	CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	17,816,698	100.00
3	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,080,182	90.25
4	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	836,701,334	100.00
5	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	2,072,110	100.00
6	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	5,162,811,261	91.16
7	GRUPO DISTRIBUIDORAS INTERMEX,	DISTRIBUTION OF BOOKS
	S.A. DE C.V.	AND MAGAZINES	272,600,905	100.00
8	PROMO-INDUSTRIAS	PROMOTION AND DEVELOPMENT OF
	METROPOLITANAS, S.A. DE C.V.	COMPANIES	5,202,931	100.00
9	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF
		RADIO PROGRAMMING	76,070,313	50.00
10	TELEPARABOLAS, S.L.	MAINTENANCE OF PARABOLIC DISHES	1,500	100.00
11	TELESISTEMA MEXICANO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION	154,322,879	100.00
12	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	2,241,972	96.76
13	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,895,235	100.00
14	TELEVISION INDEPENDIENTE DE	PROMOTION AND DEVELOPMENT OF
	MEXICO, S.A. DE C.V.	COMPANIES	38,777,677	100.00
15	PAXIA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	49	98.00
16	TELEVISA PAY-TV VENTURE, INC.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,000	100.00
17	CAPITALIZED INTEGRAL COST OF	FOR THE YEARS 1994, 1995, 1996 AND 1998	-	-
	FINANCING

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES
CONSOLIDATED
Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	33,000,000	30.00	137,000	50,400
2	CENTRO DE CONOCIMIENTOS
	TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	55,000
3	CONTROLADORA VUELA
	COMPAÑÍA DE AVIACIÓN, S.A. DE C.V.	CARRIER AIRLINE	15	25.00	325,270	202,949
4	DIBUJOS ANIMADOS MEXICANOS	PRODUCTION OF
	DIAMEX, S.A. DE C.V.	ANIMATED CARTOONS	1,735,560	49.00	4,384	794
5	EDITORIAL CLIO, LIBROS Y VIDEOS,	PUBLISHING AND PRINTING
	S.A. DE C.V.	OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	13,937
6	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF
		TELEVISION PROGRAMMING	25,000	50.00	25	13,260
7	GESTORA DE INVERSIONES	COMMERCIALIZATION OF
	AUDIOVISUALES, S.A.	TELEVISION PROGRAMMING	11,546,405	40.00	2,451,051	1,238,576
8	MAS FONDOS, S.A. DE C.V.	MUTUAL FUND DISTRIBUTION
		COMPANY	99,758	40.84	99,758	4,910
9	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN
		MEXICO	14,100,000	40.00	1,062,811	448,158
10	TELEVISA EMI MUSIC, S.A DE C.V.	MUSIC RECORDING	25	50.00	25	(12,032)
11	TELEVISION INTERNACIONAL, S.A. DE C.V.	TV CABLE TRANSMISSION	4,343,399	50.00	1,028,822	324,508
12	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	4,124,986	15.00	412	6,489
	TOTAL INVESTMENT IN ASSOCIATES				5,196,828	2,346,949

	OTHER PERMANENT INVESTMENTS					5,600,804

	TOTAL				5,196,828	7,947,753

CREDITS BREAK DOWN
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

					AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
					TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	WITH FOREIGN INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74						2,100,000
BANAMEX, S.A.	NA	10/22/2004	4/23/2012	10.35				1,000,000		1,000,000
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	8.98						1,400,000
BANAMEX, S.A.	NA	5/17/2004	5/21/2009	9.70			1,162,460
BANAMEX, S.A.	NA	5/6/2003	5/1/2008	8.93		480,000
JP MORGAN CHASE BANK, NA.	YES	12/21/2007	12/21/2012	5.34												2,457,495
BANK OF AMERICA	YES	3/31/2000	3/31/2010	5.85								547	547	27,568
SUNTRUST BANK MIAMI, NATIONAL	YES	5/1/1999	4/1/2008	4.50								4,369
LEASING DE COLOMBIA	YES	6/28/2004	6/28/2009	13.79								62	208
LEASING BANCOLOMBIA, S.A.	YES	8/18/2007	12/10/2010	14.07								2,338	2,705	5,663
BANCO SANTANDER	YES	12/15/2007	12/15/2022	1.80								1,334	1,401	1,474	1,549	33,588

OTHER
TOTAL BANKS					-	480,000	1,162,460	1,000,000	-	4,500,000	-	8,650	4,861	34,705	1,549	2,491,083
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93						4,500,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41											785,863
HOLDERS	YES	3/11/2002	3/11/2032	8.94												3,276,660
HOLDERS	YES	3/18/2005	3/18/2025	6.97												6,553,320
HOLDERS	YES	9/19/2003	9/19/2013	9.86												122,886
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	4,500,000	0	0	0	0	785,863	9,952,866
SUPPLIERS
VARIOUS	NA	12/31/2007	12/31/2008			2,117,088
VARIOUS	YES	12/31/2007	12/31/2008									2,340,431
TOTAL SUPPLIERS					-	2,117,088	-	-	-	-	-	2,340,431	-	-	-	-

OTHER LOANS WITH COST
(S103 AND S30)
VARIOUS
VARIOUS	YES	9/8/2000	9/8/2015									97,696	109,543	122,826	137,720	665,045
TOTAL OTHER LOANS WITH COST					-	-	-	-	-	-	-	97,696	109,543	122,826	137,720	665,045

OTHER CURRENT LIABILITIES
WITHOUT COST (S26)
VARIOUS	NA					1,861,238
VARIOUS	YES											747,693
TOTAL CURRENT LIABILITIES WITHOUT COST					-	1,861,238	-	-	-	-	-	747,693	-	-	-	-

TOTAL					-	4,458,326	1,162,460	1,000,000	-	9,000,000	-	3,194,470	114,404	157,531	925,132	13,108,994

NOTES
  THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

              $       10.9222   PESOS PER U.S. DOLLAR
                         0.0054   PESOS PER COLOMBIAN PESO
                         0.0219   PESOS PER CHILEAN PESO

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)
					CONSOLIDATED
					Final Printing
	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,388,537	26,088,079	198,315	2,166,036	28,254,115

LIABILITIES POSITION	1,758,217	19,203,598	68,670	750,027	19,953,625

SHORT-TERM LIABILITIES POSITION	238,010	2,599,593	63,557	694,182	3,293,775

LONG-TERM LIABILITIES POSITION	1,520,207	16,604,005	5,113	55,845	16,659,850

NET BALANCE	630,320	6,884,481	129,645	1,416,009	8,300,490

NOTES
MONETARY ASSETS INCLUDE U.S.$278,372 THOUSAND DOLLARS RELATED TO LONG-TERM ACCOUNTS RECEIVABLE, AND U.S.$192,426 THOUSAND DOLLARS OF LONG-TERM TEMPORARY INVESTMENTS.

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.   10.9222   PESOS PER U.S. DOLLAR
 15.9339   PESOS PER EURO
   3.4684   PESOS PER ARGENTINEAN PESO
   0.0219   PESOS PER CHILEAN PESO
 10.9222   PESOS PER PANAMANIAN BALBOA
   0.0054   PESOS PER COLOMBIAN PESO
   3.6443   PESOS PER PERUVIAN NUEVO SOL
 10.9222   PESOS PER ECUADORIAN SUCRE
   0.0050   PESOS PER VENEZUELAN BOLIVAR
   8.8000   PESOS PER SWISS FRANC
   0.5091   PESOS PER URUGUAYAN PESO

THE FOREIGN CURRENCY OF LONG-TERM  LIABILITIES FOR PS.16,659,850 IS REPORTED AS FOLLOWS:

REF S27 LONG-TERM LIABILITIES                         PS.  14,306,061
REF S69 OTHER LONG-TERM LIABILITIES          PS.    2,353,789

RESULT FROM MONETARY POSITION
(Thousands of Mexican Pesos)
					CONSOLIDATED
					Final Printing
			(ASSET) LIABILITY		MONTHLY
MONTH	MONETARY	MONETARY	MONETARY	MONTHLY	PROFIT
	ASSETS	LIABILITIES	POSITION	INFLATION	AND (LOSS)

JANUARY	46,179,211	28,070,275	(18,108,936)	0.51	(93,515)

FEBRUARY	38,112,209	20,096,022	(18,016,187)	0.27	(50,355)

MARCH	44,383,732	30,401,078	(13,982,654)	0.21	(30,258)

APRIL	46,105,289	27,332,084	(18,773,205)	(0.05)	11,208

MAY	44,203,119	30,668,860	(13,534,259)	(0.48)	66,020

JUNE	46,171,660	35,131,805	(11,039,855)	0.12	(13,248)

JULY	41,886,706	30,702,183	(11,184,523)	0.42	(47,501)

AUGUST	41,219,676	31,122,017	(10,097,659)	0.40	(41,138)

SEPTEMBER	39,737,705	30,925,072	(8,812,633)	0.77	(68,421)

OCTOBER	39,425,386	30,662,932	(8,762,454)	0.38	(34,139)

NOVEMBER	38,831,674	31,839,798	(6,991,876)	0.70	(49,321)

DECEMBER	39,002,331	32,907,074	(6,095,257)	0.41	(25,198)

RESTATEMENT			-		(7,123)

CAPITALIZATION			-		-

FOREIGN CORP.			-		(13,394)

OTHER			-		102,617

TOTAL					(293,766)

OTHER CONCEPTS:
CAPITALIZED RESULT FOR MONETARY POSITION					0

NOTES

THE AMOUNT REFLECTED IN “OTHER” INCLUDES: (PS.135,548), FROM MONETARY POSITION DERIVED FROM DEFERRED TAXES, WHICH WAS CLASSIFIED IN THE DEFERRED INCOME TAX PROVISION IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY MEXICAN NFR NIF D-4 FOR DEFERRED TAXES, PS.110,029 OF A MONETARY EFFECT ACCOUNTED FOR AS ACCUMULATED OTHER COMPREHENSIVE RESULT AND PS. 128,594, REGISTERED IN OTHER EXPENSES NET.

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL LIMITS BASED ON ISSUED DEEDS AND/OR TITLES

THE AGREEMENTS OF THE  U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$71.9 MILLION ARE OUTSTANDING AS OF DECEMBER 31, 2007), THE U.S.$600 MILLION SENIOR NOTES, THE U.S.$300 MILLION SENIOR NOTES AND THE PS.4,500 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B., WITH MATURITY IN  2011, 2025, 2032 AND 2037, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

THE AGREEMENT OF THE U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$11.3 MILLION ARE OUTSTANDING AS OF DECEMBER 31, 2007), ISSUED BY INNOVA, S. DE R.L. DE C.V. (“INNOVA”), WITH MATURITY IN 2013, CONTAINS CERTAIN COVENANTS THAT LIMIT  THE ABILITY OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS,  LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

ACTUAL SITUATION OF FINANCIAL RESTRICTIONS

AT DECEMBER 31, 2007, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
			CONSOLIDATED
			Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)
TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED BUILDING,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATION FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCASTER STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCASTER STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS

					CONSOLIDATED
					Final Printing
	MAIN		MAIN	DOM.	COST
DOMESTIC	SUPPLIERS	FOREIGN	SUPPLIERS	SUBST.	PRODUCTION
					(%)

PROGRAMS AND FILMS	ALAMEDA
	FILMS, S.A.				0.68
	CINEMATOGRAFICA
	RODRIGUEZ, S.A.				0.75
	DISTRIBUIDORA
	MUNDIAL DE
	VIDEOS,
	S.A.				0.16
	COMISION
	CENTRAL
	SINDICALIZADA				0.15
	DISTRIBUIDORA RO-
	MARI, S.A. DE C.V.				0.68
	F. MIER, S.A.				0.04
	GUSSI, S.A. DE C.V.				1.14
	GREGORIO
	WALERSTEIN
	WEINSTOCK				0.14
	NUVISION, S.A.				3.18
	PELICULAS
	Y VIDEOS
	INTERNA-
	CIONALES				0.22
	PELICULAS RODRI-
	GUEZ, S.A.				0.60
	PRODUCCIONES
	GALUBI,
	S.A.				0.29
	SECINE, S.A. DE C.V.				0.50
	PRODUCCIONES
	MOTOUK,
	S.A.				0.24
	PRODUCCIONES
	AGUILA,
	S.A.				0.15
	PRODUC-
	TORA
	FILMICA
	REAL,
	S.A.				0.13
	OTHER				1.91
		PROGRAMS AND FILMS	ALLIANCE ATLAN-
			TIS INTERNATIONAL
			DISTRIBUTION	NO	0.87
			BUENAVISTA
			INTERNATIONAL,
			INC.	NO	0.65
			CONSTELLATION
			PICTURES, INC.	NO	0.45
			CROMOSOMA,
			S.A.	NO	0.23
			DREAMWORKS
			LLC.	NO	2.54
			G. TEN
			CORPORATION,
			INC.	NO	0.17
			HALLMARK ENTER-
			TAINMENT	NO	0.47
			INDEPENDENT
			INTERNATIONAL
			T.V. INC.	NO	1.48
			MARATHON
			INTERNATIONAL	NO	0.14
			METRO GOLDWYN
			MAYER INTERNATIONAL	NO	4.75
			MORGAN CREEK
			INTERNATIONAL,
			INC.	NO	0.19
			MOVIEMEX
			INTERNATIONAL,
			INC.	NO	1.03
			MTV NETWORKS
			A DIVISION OF
			VIACON, INT.	NO	2.28
			MULTIFILMS
			BV	NO	1.51
			NELVANA
			INTERNATIONAL
			LIMITED	NO	0.83
			PARAMOUNT
			PICTURES ,
			CORP.	NO	1.87
			POKEMON
			USA, INC.	NO	0.17
			SONORAFORD,
			LLC.	NO	0.25
			SONY PICTURES
			TELEVISION
			INTERNATIONAL	NO	13.04
			STUDIO CANAL
			IMAGE	NO	0.15
			TELEMUNDO
			INTERNATIONAL, LLC.	NO	1.11
			TOEI
			ANIMATION
			CO., LTD	NO	0.41
			TOP
			ENTERTAINMENT
			PRODUCTS	NO	2.88
			TWENTIETH CEN-
			TURY FOX, INC.	NO	6.40
			UNIVERSAL
			STUDIOS INTER-
			NATIONAL, B.V.	NO	14.82
			WARNER BROS.
			INTERNATIONAL
			TELEVISION	NO	21.70
			VENTURA
			FILMS
			DISTRIBUTORS
			B.V.	NO	0.29
			TV ASAHI
			CORPORATION	NO	0.19
			CBS
			STUDIOS, INC.	NO	5.12
			CORPORACION
			FILMICA
			MEXICANA	NO	0.05
			HASBRO,
			S.A.	NO	0.07
			NEW MAGIC
			COMUNICATIONS,
			INC.	NO	0.08
			PORCHLIGHT
			ENTERTAINMENT,
			INC.	NO	0.22
			ZACH MOTION
			PICTURES, INC.	NO	0.19
			OTHER		2.46
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
	CONDUCTORES,
	S.A. DE C.V.				3.29
		HILTI BOLT	HILTI MEXICANA,
			S.A. DE C.V.	NO	0.01
		SWITCH	CABLENETWORK
			MEXICO	NO	0.01
		TWO OUTLET DEVICE AC 200	TVC CORPORATION	YES	0.02
		DECODER	MOTOROLA, INC.	NO	47.90
COUCHE PAPER	BULKLEY DUNTON				3.11
	MAG PAPER				0.42
	PAPELERA
	PROGRESO,
	S.A.				0.55
	SUMINISTROS
	BROM, S.A.				0.25
	TORRAS PAPEL,
	S.A.				0.17
	PAPELERA
	LOZANO				0.13
	PAPELES
	PLANOS				0.28
		COUCHE PAPER	STORAM ENSON	YES	5.01
			BULKLEY DUNTON	YES	30.32
			M REAL	YES	3.44
			MYLLLIKOSKI
			PAPEL	YES	6.52
			COPAPER	YES	0.27
			BOWATER, INC.	YES	0.19
			UPM	YES	12.98
			INPACEL	YES	0.23
			BURGO	NO	0.30
PAPER AND IMPRESSION	PRODUCTORA CO-
	MERCIALIZADORA Y
	EDITORES DE LI-
	BROS , S.A. DE C.V.				8.55
	OFFSET
	MULTICOLOR
	S.A.				14.24
	IMPRESOS MOINO				1.77
	PROCESOS IND
	DE PAPEL, S.A.				1.79
	BARNICES PARA
	EDICIONES DE
	LIBROS, S.A.				0.67
	SERVICIOS PRO-
	FESIONALES
	DE IMPRESIÓN,
	S.A. DE C.V.				1.95
	METROCOLOR
	DE MEXICO				0.72
	REPRODUCCIONES
	FOTOME-
	CANICAS				2.01
	GRAFICA LA
	PRENSA, S.A.				0.16
	QUEBECOR
	WORLD
	MEXICO				0.92
	REFORSA				3.34
	METROCOLOR				0.40
	FORMADORES
	Y EDITORES
	DE LIBROS				1.09
	LITOGRAFICA
	ROMA, S.A.				0.18
		PAPER AND IMPRESSION	PRO-OFFSET EDI-
			TORIAL, LTDA.	YES	0.82
			EDITORES, S.A.	YES	0.84
			EDITORIAL
			LA PATRIA,
			S.A.	YES	0.86
			PRINTER COLOM-
			BINA, S.A.	YES	0.93
			QUEBECOR	YES	5.89
			BULKLEY DUNTON	YES	9.11
			GRUPO
			OP
			GRAFICAS,
			S.A.	YES	2.18
			ZETTA
			COMUNICACIO-
			NES, S.A	YES	0.04

NOTES

SALES DISTRIBUTION BY PRODUCT

SALES

					CONSOLIDATED
					Final Printing

	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
	(THOUSANDS)		(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(1,117,458)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	6	20,575,615			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
					BIMBO, S.A. DE C.V.
					DANONE DE MEXICO, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					SABRITAS, S. DE R.L. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
					PEPSI COLA MEXICANA, S. DE R.L. DE C.V.
					PRODUCCIONES INFOVISION, S.A. DE C.V.
					COMPAÑÍA CERVECERA DEL TROPICO, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		119,865			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		1,150,802			T.V. CABLE, S.A. DE C.V.
					CABLEVISION DE SLATILLO, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					OPERADORA DEL PACIFICO DE CABLE, S.A. DE C.V.
					TELEVISION INTERNACIONAL, S.A. DE C.V.
					OPERADORA DE CABLE DE OCCIDENTE, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
					CABLE COMUNICACIÓN DE MERIDA, S.A. DE C.V.
					CABLE NET INTERNATIONAL, S.A. DE C.V.
					TELECABLE DE CHIHUAHUA, S.A. DE C.V.
ADVERTISED TIME SOLD		226,816			MICROSOFT MEXICO, S. DE R.L. DE C.V.
					TOYOTA MOTORS SALE DE MEXICO,S. DE R.L. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					SUAVE Y FACIL, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMBE DE MEXICO, S. DE R.L. DE C.V.
					LG ELECTRONICS MEXICO, S.A. DE C.V.
					DISTRIBUIDORES TOYOTA MEXICO, A.C.
					FORD MOTOR COMPANY, S.A. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	57,702	879,862		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				TU MAGAZINE
				REBELDE MAGAZINE
				SOY AGUILA MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				MUY INTERESANTE MAGAZINE
				BIG BANG MAGAZINE
				SOCCERMANIA MAGAZINE
				COCINA FACIL MAGAZINE
PUBLISHING		950,205			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					BIMBO, S.A. DE C.V.
					BAYER DE MEXICO, S.A. DE C.V.
					DISTRIBUIDORA LIVERPOOL, S.A. DE C.V.
					MEDIA PLANNING, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
OTHER INCOME		11,745			VARIOUS
PUBLISHING DISTRIBUTION:	13,498	213,644		MAGAZINE:	GENERAL PUBLIC (AUDIENCE)
				"MAESTRA DE PREESCOLAR"	DEALERS
				"EL SOLITARIO"	COMMERCIAL CENTERS (MALLS)
				"SUPER LIBRO DE COLOREAR"
				"REVISTA DEL CONSUMIDOR"
				"ENTREPRENEUR"
				"MAESTRA DE PRIMARIA PRIMER CICLO"
SKY MEXICO
DTH BROADCAST SATELLITE		7,976,185		SKY	SUBSCRIBERS
PAY PER VIEW		266,644
CHANNEL COMMERCIALIZATION		106,728			COMBE DE MEXICO, S. DE R.L. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
CABLE TELEVISION:
DIGITAL SERVICE		1,979,365		CABLEVISION	SUBSCRIBERS
INTERNET SERVICES		329,463
SERVICE INSTALLATION		21,558
PAY PER VIEW		20,770
CHANNEL COMMERCIALIZATION		53,728			L.G. ELECTRONICS MEXICO, S.A DE C.V.
TELEPHONY		4,221
TELECOM		184,855
OTHER		17,653			COMBE DE MEXICO, S. DE R.L. DE C.V.
					TOYOTA SALES DE MEXICO, S. DE R.L. DE C.V.
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		600,199			CINEPOLIS DEL PAÍS, S.A. DE C.V.
					CINEMAS DE LA REPUBLICA, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					LATIN AMERICA MOVIE THEATRES, S.A. PI DE C.V.
					CINEMARK DE MEXICO, S.A. DE C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		572,845		AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES		328,289		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					MYALERCOM, S.A.
					IUSACELL, S.A. DE C.V.
					INTEL TECNOLOGIA DE MEXICO, S.A. DE C.V.
GAMING		626,825		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		432,286			PEGASO, PCS, S.A. DE C.V.
					DISTRIBUIDORA KROMA, S.A. DE C.V.
					PROPIMEX, S.A.DE C.V.
					BBVA BANCOMER, S.A.
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					COOPERATIVA LA CRUZ AZUL, S.C.L.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
					AEROVIAS DE MEXICO, S.A. DE C.V.
					BANCO MERCANTIL DEL NORTE, S.A.
					OFFICE DEPOT DE MEXICO, S.A. DE C.V.
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(13,595)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		409,281			INITIATIVE MEDIA, INC.
					PDH/LA.USA
					MINDSHARE
					MEDIAEDGE, CIA.
					GSD&M ADVERTISING
					TBWA CHIAT OMD
OTHER INCOME		108,414			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		406,472			DIRECTV LATIN AMERICA
					COX COMUNICATIONS, INC.
					DIRECTV CHILE TELEVISION
					DIRECTV ARGENTINA
					ECHOSTAR SATELLITE CORPORATION
ADVERTISING TIME SOLD		67,879			LIZ ADVERTISING, INC.
					CAPITAL MEDIA GROUP, INC.
					LA KD ENTERTAINMENT
					NRD MEDIA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		2,262,137		TELEVISA	CORPORACION VENEZOLANA DE TELEVISION
				TELEVISA	ANTENA 3 DE TELEVISION, S.A.
				TELEVISA	CORPORACION TELEVEN, S.A.
				TELEVISA	PROCTER & GAMBLE HELLAS, LTD
				TELEVISA	TELEVISION ESPAÑOLA, S.A.
				TELEVISA	RED UNO BOLIVIA, S.A.
				TELEVISA
PUBLISHING:
MAGAZINE CIRCULATION	47,516	709,221		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				NATIONAL GEOGRAPHIC MAGAZINE	DEALERS
				REBELDE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				CARAS MEGAZINE
				MAXIM MEGAZINE
				CONDORITO MEGAZINE
PUBLISHING		760,834			PROCTER & GAMBLE
					L´OREAL
					DR. PEPPER
					ESTEE LAUDER
					JOHNSON & JOHNSON
					P & G PRESTIGE
PUBLISHING DISTRIBUTION:	17,219	265,579		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				HOLA MAGAZINE	DEALERS
				VEA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				COLECCIONES RPP MAGAZINE
				SEMANA MAGAZINE
				TV GRAMA MAGAZINE
SKY MEXICO
DTH BROADCAST SATELLITE		52,594		SKY	SUBSCRIBERS
TOTAL		41,561,526

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES

					CONSOLIDATED
Final Printing
	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		92,794	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA.USA
					MINDSHARE
					MEDIAEDGE, CIA.
					GSD&M ADVERTISING
					TBWA CHIAT OMD
OTHER INCOME		98,970	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		299,601	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		COX COMUNICATIONS, INC.
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		2,262,137	UNITED STATES OF AMERICA	TELEVISA	CORPORACION VENEZOLANA DE TELEVISION
			CENTRAL AMERICA	TELEVISA	ANTENA 3 DE TELEVISION, S.A.
			CARIBBEAN	TELEVISA	CORPORACION TELEVEN, S.A.
			EUROPE	TELEVISA	PROCTER & GAMBLE HELLAS, LTD
			SOUTH AMERICA	TELEVISA	TELEVISION ESPAÑOLA, S.A.
			AFRICA	TELEVISA	RED UNO BOLIVIA, S.A.
			ASIA	TELEVISA
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		316,487	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA.USA
					MINDSHARE
					MEDIAEDGE, CIA.
					GSD&M ADVERTISING
					TBWA CHIAT OMD
OTHER INCOME		9,444	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		106,871	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		COX COMUNICATIONS, INC.
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
ADVERTISING TIME SOLD		67,879			LIZ ADVERTISING, INC.
					CAPITAL MEDIA GROUP, INC.
					LA KD ENTERTAINMENT
					NDR MEDIA
PUBLISHING:
MAGAZINE CIRCULATION	47,516	709,221	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	NATIONAL GEOGRAPHIC MAGAZINE	DEALERS
			PANAMA	REBELDE MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				CARAS MAGAZINE
				CONDORITO MAGAZINE
				MAXIM MAGAZINE
PUBLISHING		760,834			PROCTER & GAMBLE
					L´OREAL
					DR. PEPPER
					ESTEE LAUDER
					JOHNSON & JOHNSON
					P & G PRESTIGE
PUBLISHING DISTRIBUTION:	17,219	265,579	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	HOLA MAGAZINE	DEALERS
				VEA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				COLECCIONES RPP MAGAZINE
				SEMANA MAGAZINE
				TV GRAMA MAGAZINE
SKY MEXICO
DTH BROADCAST SATELLITE		52,594	COSTA RICA	SKY	SUBSCRIBERS
			REPUBLICA DOMINICANAN
INTERSEGMENT ELIMINATIONS		(13,595)
TOTAL	64,735	5,028,816

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)

CONSOLIDATED
Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT DECEMBER 31, 2007, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	U.S.$	34.1	U.S.$	26.5	78%

CONSTRUCTION IN PROGRESS		23.5

MEXICAN PESOS DENOMINATED PROJECTS:

INFORMATION TECHNOLOGY PROJECTS	PS.	37.3	PS.	3.1	8%

GAMING BUSINESS PROJECTS		646.0		398.1	62%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN FRS, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN FRS AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

IN CONNECTION WITH ITS FORMER INVESTMENT IN SHARES OF UNIVISION, THE GROUP DESIGNATED AS AN EFFECTIVE HEDGE OF FOREIGN EXCHANGE EXPOSURE A PORTION OF THE U.S.-DOLLAR-PRINCIPAL AMOUNT WITH RESPECT TO ITS OUTSTANDING SENIOR NOTES DUE 2011, 2025 AND 2032, WHICH AMOUNTED TO U.S.$971.9 MILLION AS OF DECEMBER 31, 2006.  AS LONG AS THE GROUP MAINTAINED ITS NET INVESTMENT IN SHARES OF UNIVISION, A HEDGE OF THE DESIGNATED PRINCIPAL AMOUNTS OF THE GROUP´S DEBT WAS EFFECTIVE, AND ANY FOREIGN EXCHANGE GAIN OR LOSS WAS CREDITED OR CHARGED DIRECTLY TO ACCUMULATED OTHER COMPREHENSIVE RESULT IN MAJORITY STOCKHOLDERS´ EQUITY.  IN MARCH 2007, THE GROUP CASHED OUT ITS INVESTMENT IN SHARES OF UNIVISION AND THE HEDGE OF THE DESIGNATED PRINCIPAL AMOUNT OF ITS SENIOR NOTES WAS DISCONTINUED ON THAT DATE. THEREFORE, FROM THAT DATE, THE GROUP IS EXPOSED TO FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THE AFOREMENTIONED U.S. DOLLAR DENOMINATED DEBT, WHICH IS RECORDED AS INTEGRAL RESULT OF FINANCING IN THE GROUP´S CONSOLIDATED STATEMENT OF INCOME.

THE GROUP'S FINANCIAL STATEMENTS FOR DECEMBER 31, 2006, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2007, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2006 WAS 1.03759.  HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN FRS BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR DECEMBER 31, 2006, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR DECEMBER 2006 WOULD HAVE BEEN 1.04003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., FEBRUARY 21, 2008—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR THE FOURTH-QUARTER AND THE FULL YEAR 2007. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS AND ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2007.

NET SALES

CONSOLIDATED NET SALES INCREASED 5.6% TO PS.41,561.5 MILLION IN 2007 COMPARED WITH PS.39,357.7 MILLION IN 2006. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN OUR OTHER BUSINESSES, SKY, CABLE AND TELECOM, PAY TELEVISION NETWORKS, PUBLISHING, PROGRAMMING EXPORTS, AND PUBLISHING DISTRIBUTION SEGMENTS. THESE INCREASES WERE PARTIALLY OFFSET BY A DECREASE IN OUR TELEVISION BROADCASTING SEGMENT.

OPERATING INCOME

CONSOLIDATED OPERATING INCOME INCREASED 1.5% TO PS.14,480.9 MILLION IN 2007 COMPARED WITH PS.14,265.7 MILLION IN 2006. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS PS.3,223.1 MILLION IN 2007 AND PS.2,779.8 MILLION IN 2006.

MAJORITY INTEREST NET INCOME

MAJORITY INTEREST NET INCOME DECREASED 9.3% TO PS.8,082.5 MILLION IN 2007 COMPARED WITH PS.8,908.9 MILLION IN 2006. THE NET DECREASE OF PS.826.4 MILLION REFLECTED I) A PS.65.3 MILLION INCREASE IN OTHER EXPENSE; II) A PS.124.5 MILLION INCREASE IN EQUITY IN LOSSES OF AFFILIATES, NET; III) A PS.1,257.1 MILLION INCREASE IN INCOME TAXES; AND IV) A PS.325.5 MILLION INCREASE IN MINORITY INTEREST NET INCOME. THIS WAS PARTIALLY OFFSET BY A PS.215.2 MILLION INCREASE IN OPERATING INCOME AND A PS.730.8 MILLION DECREASE IN INTEGRAL COST OF FINANCING.

FOURTH-QUARTER RESULTS AND FULL-YEAR RESULTS BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FOURTH-QUARTER RESULTS ENDED DECEMBER 31, 2007 AND 2006, AND FULL-YEAR RESULTS ENDED DECEMBER 31, 2007 AND 2006, FOR EACH OF OUR BUSINESS SEGMENTS. AMOUNTS ARE PRESENTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2007.

TELEVISION BROADCASTING

FOURTH-QUARTER SALES INCREASED 5.6% TO PS.6,756.5 MILLION COMPARED WITH PS.6,395.5 MILLION IN THE SAME PERIOD OF 2006.

FULL-YEAR SALES DECREASED 2.5% TO PS.21,213.2 MILLION COMPARED WITH PS.21,760.4 MILLION IN 2006. THE ANNUAL DECREASE WAS ATTRIBUTABLE TO I) AN UNFAVORABLE COMPARISON RESULTING FROM LAST YEARS’ POLITICAL CAMPAIGNS AND SOCCER WORLD CUP ADVERTISING; AND II) AN UNEXPECTED SLOWDOWN IN CONSUMER SPENDING IN MEXICO, WHICH LED TO A DECLINE IN ADVERTISING REVENUES DURING THE YEAR.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 7.6% TO PS.3,557 MILLION COMPARED WITH PS.3,306.9 MILLION IN THE SAME PERIOD OF 2006, AND THE MARGIN REACHED A RECORD FOURTH-QUARTER HIGH OF 52.6%.

FULL-YEAR OPERATING SEGMENT INCOME DECREASED 4.3% TO PS.10,518.1 MILLION COMPARED WITH PS.10,996.3 MILLION IN 2006; THE MARGIN FOR THE FULL YEAR WAS 49.6% FOR THE FULL YEAR. THESE RESULTS REFLECT LOWER SALES THAT WERE PARTIALLY COMPENSATED BY LOWER COST OF SALES AND OPERATING EXPENSES.

PAY TELEVISION NETWORKS

FOURTH-QUARTER SALES INCREASED 42.1% TO PS.514.9 MILLION COMPARED WITH PS.362.3 MILLION IN THE SAME PERIOD OF 2006.

FULL-YEAR SALES INCREASED 34.3% TO PS.1,852 MILLION COMPARED WITH PS.1,379 MILLION IN 2006. THE ANNUAL INCREASE WAS DRIVEN BY I) HIGHER REVENUES FROM CHANNELS SOLD IN MEXICO AND LATIN AMERICA; II) HIGHER ADVERTISING SALES; AND III) HIGHER SALES IN TUTV, OUR PAY-TELEVISION JOINT VENTURE WITH UNIVISION.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 67.1% TO PS.328.5 MILLION COMPARED WITH PS.196.6 MILLION IN THE SAME PERIOD OF 2006, AND THE MARGIN REACHED A RECORD FOURTH-QUARTER HIGH OF 63.8%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 62.5% TO PS.1,150.2 MILLION COMPARED WITH PS.707.9 MILLION IN 2006, AND THE MARGIN INCREASED TO 62.1%. THIS INCREASE REFLECTS HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES.

PROGRAMMING EXPORTS

FOURTH-QUARTER SALES DECREASED 8.2% TO PS.529.9 MILLION COMPARED WITH PS.577.3 MILLION IN THE SAME PERIOD OF 2006.

FULL-YEAR SALES INCREASED 3.3% TO PS.2,262.1 MILLION COMPARED WITH PS.2,190.3 MILLION IN 2006. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO I) A 8.7% INCREASE IN ROYALTIES FROM UNIVISION, WHICH AMOUNTED TO US$138 MILLION; AND II) HIGHER PROGRAMMING SALES TO EUROPE, ASIA, AND AFRICA. THIS INCREASE WAS PARTIALLY OFFSET BY LOWER SALES IN LATIN AMERICA AND A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.74.7 MILLION.

FOURTH-QUARTER OPERATING SEGMENT INCOME DECREASED 13.6% TO PS.209.7 MILLION COMPARED WITH PS.242.7 MILLION IN THE SAME PERIOD OF 2006, AND THE MARGIN WAS 39.6%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 14.4% TO PS.1,032 MILLION COMPARED WITH PS.902 MILLION IN 2006, AND THE MARGIN INCREASED TO 45.6%. THESE RESULTS REFLECT HIGHER SALES AND LOWER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING

FOURTH-QUARTER SALES INCREASED 16.4% TO PS.1,063.3 MILLION COMPARED WITH PS.913.8 MILLION IN THE SAME PERIOD OF 2006.

FULL-YEAR SALES INCREASED 10.6% TO PS.3,311.9 MILLION COMPARED WITH PS.2,993.9 MILLION IN 2006. THE ANNUAL INCREASE WAS DRIVEN BY A GREATER NUMBER OF ADVERTISING PAGES SOLD AS WELL AS HIGHER REVENUES FROM MAGAZINE CIRCULATION IN MEXICO AND ABROAD, INCLUDING INCREMENTAL REVENUES GENERATED BY THE ACQUISITION OF ATLÁNTIDA. THIS WAS PARTIALLY OFFSET BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.29.8 MILLION.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 13.4% TO PS.251.6 MILLION COMPARED WITH PS.221.8 MILLION IN THE SAME PERIOD OF 2006, AND THE MARGIN WAS 23.7%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 8.3% TO PS.624.4 MILLION COMPARED WITH PS.576.7 MILLION IN 2006, AND THE MARGIN WAS 18.9%. THIS INCREASE REFLECTS HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

FOURTH-QUARTER SALES INCREASED 8.7% TO PS.129.1 MILLION COMPARED WITH PS.118.8 MILLION IN THE SAME PERIOD OF 2006.

FULL-YEAR SALES INCREASED 6.5% TO PS.479.2 MILLION COMPARED WITH PS.449.8 MILLION IN 2006. THE INCREASE WAS ATTRIBUTABLE TO HIGHER CIRCULATION IN MEXICO AND ABROAD OF MAGAZINES PUBLISHED BY THE COMPANY.

FOURTH-QUARTER OPERATING SEGMENT LOSS INCREASED 25% TO A LOSS OF PS.1 MILLION COMPARED WITH A LOSS OF PS.0.8 MILLION IN THE SAME PERIOD OF 2006.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 52.4% TO PS.28.5 MILLION COMPARED WITH PS.18.7 MILLION IN 2006, AND THE MARGIN INCREASED TO 5.9%. THESE RESULTS REFLECT HIGHER SALES AND LOWER OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES.

SKY

FOURTH-QUARTER SALES INCREASED 10.9% TO PS.2,179.5 MILLION COMPARED WITH PS.1,965.8 MILLION IN THE SAME PERIOD OF 2006.

FULL-YEAR SALES INCREASED 8.7% TO PS.8,402.2 MILLION COMPARED WITH PS.7,732.9 MILLION IN 2006. THE ANNUAL INCREASE WAS DRIVEN BY AN INCREASE IN THE SUBSCRIBER BASE IN MEXICO AND THE LAUNCH OF SKY OPERATIONS IN CENTRAL AMERICA, AND WAS PARTIALLY OFFSET BY LOWER ADVERTISING REVENUES. AS OF DECEMBER 31, 2007, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 1,585,109 (INCLUDING 103,127 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,430,111 (INCLUDING 91,127 COMMERCIAL SUBSCRIBERS) AS OF DECEMBER 31, 2006.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 6.5% TO PS.1,019.2 MILLION COMPARED WITH PS.957.4 MILLION IN THE SAME PERIOD OF 2006, AND THE MARGIN WAS 46.8%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 9.5% TO PS.4,037.9 MILLION COMPARED WITH PS.3,689.1 MILLION IN 2006, AND THE MARGIN INCREASED TO A FULL-YEAR RECORD OF 48.1%. THIS INCREASE REFLECTS HIGHER SALES AND LOWER OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

CABLE AND TELECOM

FOURTH-QUARTER SALES INCREASED 43.2% TO PS.825.5 MILLION COMPARED WITH PS.576.5 MILLION IN THE SAME PERIOD OF 2006. THIS INCREASE REFLECTS THE CONSOLIDATION OF THE OPERATIONS OF BESTEL IN OUR FINANCIAL STATEMENTS AS OF DECEMBER 15, 2007; WHICH REPRESENTED INCREMENTAL SALES OF PS.184.8 MILLION.

FULL-YEAR SALES INCREASED 26.8% TO PS.2,611.6 MILLION COMPARED WITH PS.2,059.4 MILLION IN 2006. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO (I) AN 10.8% INCREASE IN THE NUMBER OF VIDEO SUBSCRIBERS, WHICH, AS OF DECEMBER 31, 2007, REACHED 539,662, COMPARED WITH 486,825 SUBSCRIBERS REPORTED DURING 2006; (II) A 52% INCREASE IN BROADBAND SUBSCRIBERS TO 145,973 COMPARED WITH 96,035 REPORTED DURING 2006; (III) THE ADDITION OF 9,015 TELEPHONY SUBSCRIBERS DURING THE YEAR; (IV) A 3% AVERAGE RATE INCREASE EFFECTIVE MARCH 1, 2007; AND (V) HIGHER ADVERTISING SALES.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 19.3% TO PS.283 MILLION COMPARED WITH PS.237.2 MILLION IN THE SAME PERIOD OF 2006, YIELDING A MARGIN OF 34.3%. THE CONSOLIDATION OF BESTEL REPRESENTED INCREMENTAL OPERATING SEGMENT INCOME OF PS.52.4 MILLION.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 11.8% TO PS.947.2 MILLION COMPARED WITH PS.847.5 MILLION IN 2006, AND THE MARGIN WAS 36.3%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AS WELL AS PROGRAMMING AND ADVERTISING EXPENSES.

OTHER BUSINESSES

FOURTH-QUARTER SALES INCREASED 33.9% TO PS.686.4 MILLION COMPARED WITH PS.512.8 IN THE SAME PERIOD OF 2006.

FULL-YEAR SALES INCREASED 39.8% TO PS.2,560.4 MILLION COMPARED WITH PS.1,831.8 MILLION IN 2006. THE ANNUAL INCREASE WAS DRIVEN BY HIGHER SALES IN OUR GAMING, FEATURE-FILM DISTRIBUTION, SOCCER, AND INTERNET BUSINESSES.

FOURTH-QUARTER OPERATING SEGMENT LOSS DECREASED 43.2% TO A LOSS OF PS.57.9 MILLION COMPARED WITH A LOSS OF PS.101.9 MILLION IN THE SAME PERIOD OF 2006.

FULL-YEAR OPERATING SEGMENT LOSS INCREASED 48% TO PS.266 MILLION COMPARED WITH PS.179.7 MILLION IN 2006, REFLECTING HIGHER COST OF SALES AND OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR 2007 AND 2006, AMOUNTED TO PS.1,131.1 MILLION AND PS.1,130.3 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN 2007 AND 2006 AMOUNTED TO PS.140.5 MILLION AND PS.243.9 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES AND IS RECOGNIZED OVER THE VESTING PERIOD IN MAJORITY STOCKHOLDERS’ EQUITY.

NON-OPERATING RESULTS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, INCREASED BY PS.65.3 MILLION, OR 7.4%, TO PS.953.4 MILLION FOR THE YEAR ENDED DECEMBER 31, 2007, COMPARED WITH PS.888.1 MILLION FOR THE YEAR ENDED DECEMBER 31, 2006. THIS INCREASE REFLECTED (I) A LOSS IN DISPOSITION OF SHARES IN CONNECTION WITH THE SALE OF OUR INTEREST IN UNIVISION DURING THE FIRST QUARTER OF 2007, AND (II) AN IMPAIRMENT ADJUSTMENT IN GOODWILL, DONATIONS, AND PROFESSIONAL SERVICES IN CONNECTION WITH CERTAIN LITIGATION AND OTHER MATTERS. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY (I) OTHER INCOME DERIVED FROM THE CANCELLATION OF AN OPTION TO ACQUIRE AN EQUITY STAKE IN THE PARENT COMPANY OF THE CONTROLLING PARTNERS OF LA SEXTA; AND (II) THE ABSENCE OF NON-RECURRING EXPENSES INCURRED IN CONNECTION WITH THE TENDER OFFER MADE BY SKY IN 2006 FOR MOST OF ITS SENIOR NOTES DUE 2013.

INTEGRAL COST OF FINANCING

THE INTEGRAL COST OF FINANCING, NET, DECREASED BY PS.730.8 MILLION, OR 64%, TO PS.410.2 MILLION IN 2007 FROM PS.1,141 MILLION IN 2006. THIS DECREASE REFLECTED PRIMARILY (I) A PS.709.3 MILLION INCREASE IN INTEREST INCOME PRIMARILY IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF TEMPORARY, HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS; (II) A FAVORABLE IMPACT OF PS.413.6 MILLION IN NET FOREIGN-EXCHANGE RESULTS, DRIVEN PRIMARILY BY A HIGHER AVERAGE AMOUNT OF OUR NET FOREIGN-CURRENCY ASSET POSITION. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY (I) A PS.166.6 MILLION INCREASE IN INTEREST EXPENSE, DUE MAINLY TO A HIGHER AVERAGE AMOUNT OF OUR OUTSTANDING DEBT; AND (II) A PS.225.5 MILLION INCREASE IN LOSS FROM MONETARY POSITION, RESULTING FROM A HIGHER NET MONETARY ASSET POSITION.

EQUITY IN RESULTS OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES, NET, INCREASED BY PS.124.5 MILLION, OR 19.9%, TO PS.749.3 MILLION FOR THE YEAR ENDED DECEMBER 31, 2007, COMPARED WITH PS.624.8 MILLION FOR THE YEAR ENDED DECEMBER 31, 2006. THIS INCREASE REFLECTED I) THE ABSENCE OF EQUITY IN EARNINGS OF UNIVISION, WHICH WE RECOGNIZED THROUGH JUNE 2006; AND II) A REDUCTION OF EQUITY IN EARNINGS OF OCEN, A LIVE-ENTERTAINMENT VENTURE IN MEXICO, AND EMI TELEVISA MUSIC, A MUSIC JOINT VENTURE IN THE UNITED STATES. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY A REDUCTION IN EQUITY IN LOSS OF LA SEXTA, OUR 40% INTEREST IN A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, WHICH STARTED OPERATIONS IN MARCH 2006.

INCOME TAXES

INCOME TAXES INCREASED BY PS.1,257.1 MILLION, OR 60.1%, TO PS.3,349.6 MILLION FOR THE YEAR ENDED DECEMBER 31, 2007, FROM PS.2,092.5 MILLION FOR THE YEAR ENDED DECEMBER 31, 2006. THIS INCREASE REFLECTED PRIMARILY A HIGHER EFFECTIVE INCOME TAX RATE.

MINORITY INTEREST

MINORITY INTEREST NET INCOME INCREASED BY PS.325.5 MILLION, OR 53.3%, TO PS.935.9 MILLION IN 2007, FROM PS.610.4 MILLION IN 2006. THIS INCREASE REFLECTED PRIMARILY A HIGHER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY MINORITY EQUITY OWNERS IN OUR SKY SEGMENT, WHICH WAS PARTIALLY OFFSET BY A LOWER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY MINORITY STOCKHOLDERS IN OUR CABLE AND TELECOM SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN THE YEAR ENDED DECEMBER 31, 2007, WE INVESTED APPROXIMATELY US$355.1 MILLION AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$122.3 MILLION FOR OUR SKY SEGMENT; US$78.7 MILLION FOR OUR CABLE AND TELECOM SEGMENT; US$41.4 MILLION FOR OUR GAMING BUSINESS; AND US$112.7 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES. WE ALSO MADE ADDITIONAL EQUITY INVESTMENTS RELATED TO OUR 40% INTEREST IN LA SEXTA IN THE AGGREGATE AMOUNT OF €65.9 MILLION.

ACQUISITIONS

IN AUGUST 2007, WE ACQUIRED EDITORIAL ATLÁNTIDA, S.A., A LEADING PUBLISHING COMPANY IN ARGENTINA. IN DECEMBER 2007, AN INDIRECT MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, CABLESTAR, ACQUIRED THE MAJORITY OF THE ASSETS OF BESTEL, A PRIVATELY HELD, FACILITIES-BASED TELECOMMUNICATIONS COMPANY IN MEXICO.

DISPOSITION OF INVESTMENT IN UNIVISION

IN MARCH 2007, WE CASHED OUT OUR AVAILABLE-FOR-SALE INVESTMENT IN SHARES OF UNIVISION IN THE AMOUNT OF US$1,094.4 MILLION. AS A RESULT OF THIS DISPOSITION, WE RECORDED A NON-CASH LOSS OF PS.669,473, AS OTHER EXPENSE IN OUR CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2007, WHICH CONSISTED PRIMARILY OF LOSS ON MONETARY POSITIONS AND FOREIGN-EXCHANGE LOSS INCURRED FROM JULY 2006 THROUGH MARCH 2007.

DEBT

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.24,922 MILLION AND PS.19,487.7 MILLION AS OF DECEMBER 31, 2007 AND 2006, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.488.6 MILLION AND PS.1,023.4 MILLION, RESPECTIVELY.

ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,132.8 MILLION AND PS.1,251.9 MILLION AS OF DECEMBER 31, 2007 AND 2006, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.97.7 MILLION AND PS.89.4 MILLION, RESPECTIVELY.

IN DECEMBER 2007, EMPRESAS CABLEVISIÓN, S.A.B. DE C.V. (“CABLEVISIÓN”; BMV: CABLE), A MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, ENTERED INTO A 5-YEAR TERM LOAN FACILITY IN THE AGGREGATE PRINCIPAL AMOUNT OF US$225 MILLION IN CONNECTION WITH THE FINANCING FOR THE ACQUISITION OF THE ASSETS OF BESTEL.

AS OF DECEMBER 31, 2007, OUR CONSOLIDATED NET CASH POSITION (CASH, TEMPORARY INVESTMENTS AND LONG-TERM INVESTMENTS LESS TOTAL DEBT) WAS PS.4,908.1 MILLION, COMPARED WITH A CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH, TEMPORARY INVESTMENTS AND LONG-TERM INVESTMENTS) OF PS,2,146.5 MILLION, AS OF DECEMBER 31, 2006. LONG-TERM INVESTMENTS AS OF DECEMBER 31, 2007 AND 2006, AMOUNTED TO PS.2,525.2 MILLION AND PS.936.1 MILLION, RESPECTIVELY.

SHARE BUYBACK PROGRAM

DURING 2007, WE REPURCHASED APPROXIMATELY 67.2 MILLION CPOS IN THE AGGREGATE NOMINAL AMOUNT OF APPROXIMATELY PS.3,954.4 MILLION.

ADVERTISING SALES PLAN

AS OF DECEMBER 31, 2007, WE HAD RECEIVED AGGREGATE UPFRONT ADVERTISING DEPOSITS FOR TELEVISION ADVERTISING OF APPROXIMATELY PS.16,230 MILLION IN REAL TERMS, REPRESENTING A 3.2% DECREASE IN REAL TERMS COMPARED WITH THE PRIOR YEAR. APPROXIMATELY 67.9% OF THE ADVANCE DEPOSITS AS OF DECEMBER 31, 2007, WERE IN THE FORM OF SHORT-TERM, NON-INTEREST-BEARING NOTES RECEIVABLE MATURING THE FOLLOWING YEAR, WITH THE REMAINDER CONSISTING OF CASH DEPOSITS. THE WEIGHTED-AVERAGE MATURITY OF THESE NOTES WAS 3.6 MONTHS.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN 2007, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 69%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 69%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 70.9%. IN 2007, TELEVISA AIRED 73% AND 78% OF THE TOP-200 AND TOP-100 RATED PROGRAMS, RESPECTIVELY.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND PUBLISHING DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHER THINGS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S. A. B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
 OF DECEMBER 31, 2007, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        ACCOUNTING POLICIES:

THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEARS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2006, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE YEAR ENDED DECEMBER 31, 2007.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, CONSISTED OF:

	2007		2006
BUILDINGS	Ps.	9,178,003	Ps.	8,709,933
BUILDING IMPROVEMENTS		1,715,965		1,694,047
TECHNICAL EQUIPMENT		26,266,718		20,875,135
SATELLITE TRANSPONDERS		1,789,890		1,757,780
FURNITURE AND FIXTURES		736,094		597,683
TRANSPORTATION EQUIPMENT		1,411,444		1,310,538
COMPUTER EQUIPMENT		2,162,639		1,653,994
		43,260,753		36,599,110
ACCUMULATED DEPRECIATION		(22,750,195)		(20,180,600)
		20,510,558		16,418,510
LAND		4,232,721		4,138,684
CONSTRUCTION AND PROJECTS IN PROGRESS		428,052		1,207,231
	Ps.	25,171,331	Ps.	21,764,425

DEPRECIATION CHARGED TO INCOME FOR THE YEAR ENDED DECEMBER 31, 2007 AND 2006, WAS PS.2,793,310 AND PS.2,438,234, RESPECTIVELY.

3.        LONG-TERM DEBT SECURITIES:

AS OF DECEMBER 31, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2007			2006
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
8.000% SENIOR NOTES DUE 2011 (A) (B)	U.S.$ 71,951	Ps.	785,863	U.S.$ 71,951	Ps.	806,468
6.625% SENIOR NOTES DUE 2025 (A) (B)	600,000		6,553,320	600,000		6,725,139
8.500% SENIOR NOTES DUE 2032 (A)	300,000		3,276,660	300,000		3,362,570
8.490% SENIOR NOTES DUE 2037 (C)	-		4,500,000	-		-
9.375% SENIOR NOTES DUE 2013 (D)	11,251		122,886	11,251		126,108
	U.S.$ 983,202		15,238,729	U.S.$ 983,202		11,020,285
8.15% UDI-DENOMINATED NOTES DUE 2007 (B)			-			1,017,093
		Ps.	15,238,729		Ps.	12,037,378

 (A) THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON SENIOR NOTES DUE 2011, 2025 AND 2032, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.97% AND 8.94% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. THE SENIOR NOTES DUE 2011 AND 2032 WERE PRICED AT 98.793% AND 99.431%, RESPECTIVELY, FOR A YIELD AT MATURITY OF 8.179% AND 8.553%, RESPECTIVELY. THE AGREEMENT FOR THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)  IN MARCH AND MAY 2005, THE COMPANY ISSUED SENIOR NOTES DUE 2025 IN THE AGGREGATE AMOUNT OF U.S.$400 MILLION AND U.S.$200 MILLION, RESPECTIVELY, WHICH WERE PRICED AT 98.081% AND 98.632%, RESPECTIVELY, FOR A YIELD AT MATURITY OF 6.802% AND 6.787%, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$400 MILLION OFFERING, TOGETHER WITH CASH ON HAND, WERE USED TO FUND THE GROUP’S TENDER OFFERS MADE FOR ANY OR ALL OF THE SENIOR NOTES DUE 2011 AND THE UDI-DENOMINATED NOTES DUE 2007, AND PREPAY A PORTION OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SECURITIES IN THE AMOUNT OF APPROXIMATELY U.S.$222.0 MILLION AND PS.2,935,097 (NOMINAL), RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$200 MILLION ISSUANCE WERE USED FOR CORPORATE PURPOSES, INCLUDING THE PREPAYMENT OF SOME OF THE GROUP’S OUTSTANDING INDEBTEDNESS.

(C) IN MAY 2007, THE COMPANY ISSUED PS.4,500,000 AGGREGATE PRINCIPAL AMOUNT OF 8.49% SENIOR NOTES DUE 2037. IN CONNECTION WITH AND AHEAD OF THIS ISSUANCE, THE COMPANY ENTERED INTO A DERIVATIVE TRANSACTION TO HEDGE AGAINST INTEREST RATE INCREASES, RESULTING IN A GAIN OF APPROXIMATELY PS.46,537, WHICH WAS RECOGNIZED BY THE COMPANY AS A REDUCTION OF INTEREST EXPENSE IN SECOND QUARTER 2007. THE COMPANY USED THE NET PROCEEDS FROM THIS ISSUANCE TO REPLENISH ITS CASH POSITION FOLLOWING THE PAYMENT, WITH CASH ON HAND, OF APPROXIMATELY PS.992,900 OF ITS OUTSTANDING 8.15% UDI-DENOMINATED NOTES THAT MATURED IN APRIL 2007 AND FOR THE REPURCHASE OF ITS SHARES. THE COMPANY INTENDS TO USE THE REMAINING NET PROCEEDS FROM THIS ISSUANCE FOR GENERAL CORPORATE PURPOSES, INCLUDING THE REPAYMENT OF OTHER OUTSTANDING INDEBTEDNESS AND THE CONTINUED REPURCHASE OF ITS SHARES, SUBJECT TO MARKET CONDITIONS AND OTHER FACTORS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES IS 8.93% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN GOVERNMENT BONDS. ALSO, THESE SENIOR NOTES WILL BE REDEEMABLE AT THE OPTION OF THE COMPANY IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES. THE AGREEMENT OF THESE SENIOR NOTES CONTAIN CERTAIN COVENANTS SIMILAR TO THOSE APPLICABLE TO THE COMPANY’S OUTSTANDING SENIOR NOTES DUE 2011, 2025 AND 2032. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(D) THESE SENIOR NOTES ARE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF SKY MEXICO. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.8580%, AND IS PAYABLE SEMI-ANNUALLY. SKY MEXICO MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER SEPTEMBER 19, 2008 AT REDEMPTION PRICES FROM 104.6875% TO 101.5625% BETWEEN SEPTEMBER 19, 2008 THROUGH SEPTEMBER 18, 2011, OR 100% COMMENCING ON SEPTEMBER 19, 2011,  PLUS ACCRUED AND UNPAID INTEREST, IF ANY. IN APRIL 2006, SKY MEXICO CONCLUDED AN OFFER TO PURCHASE ALL OF THESE SENIOR NOTES WITH THE TENDER OF 96.25% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SENIOR NOTES IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$324.3 MILLION. THIS TRANSACTION TOGETHER WITH RELATED FEES AND EXPENSES WERE FINANCED WITH TWO 10-YEAR BANK LOANS ENTERED INTO BY SKY MEXICO AND GUARANTEED BY THE COMPANY IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.3,500,000, AND THE REMAINING WITH CASH ON HAND. ANNUAL INTEREST ON THIS  MEXICAN PESO INDEBTEDNESS IS AT THE WEIGHTED AVERAGE OF 8.836% FOR THE FIRST THREE YEARS, AND FLUCTUATES BETWEEN 8.74% AND THE MEXICAN INTERBANK RATE PLUS 24 BASIS POINTS FOR THE LAST SEVEN YEARS, AND IS PAYABLE ON A MONTHLY BASIS.

IN CONNECTION WITH ITS FORMER INVESTMENT IN SHARES OF UNIVISION COMMUNICATIONS INC. (“UNIVISION”), THE GROUP DESIGNATED AS AN EFFECTIVE HEDGE OF FOREIGN EXCHANGE EXPOSURE A PORTION OF THE U.S. DOLLAR PRINCIPAL AMOUNT WITH RESPECT TO ITS OUTSTANDING SENIOR NOTES DUE 2011, 2025 AND 2032, WHICH AMOUNTED TO U.S.$971.9 MILLION AS OF DECEMBER 31, 2006. AS LONG AS THE GROUP MAINTAINED ITS NET INVESTMENT IN SHARES OF UNIVISION, A HEDGE OF THE DESIGNATED PRINCIPAL AMOUNTS OF THE GROUP’S DEBT WAS EFFECTIVE, AND ANY FOREIGN EXCHANGE GAIN OR LOSS  WAS CREDITED OR CHARGED DIRECTLY TO ACCUMULATED OTHER COMPREHENSIVE RESULT IN MAJORITY STOCKHOLDERS’ EQUITY.  IN MARCH  2007, THE GROUP CASHED OUT ITS INVESTMENT IN SHARES OF UNIVISION AND THE HEDGE OF THE DESIGNATED PRINCIPAL AMOUNT OF ITS SENIOR NOTES WAS DISCONTINUED ON THAT DATE. THEREFORE, FROM THAT DATE, THE GROUP IS EXPOSED TO FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THE AFOREMENTIONED U.S. DOLLAR DENOMINATED DEBT, WHICH IS RECORDED AS INTEGRAL RESULT OF FINANCING IN THE GROUP’S CONSOLIDATED STATEMENT OF INCOME (SEE NOTES 7 AND 13).

4.        CONTINGENCIES

THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.        STOCKHOLDERS' EQUITY:

THE MAJORITY STOCKHOLDERS' EQUITY AS OF DECEMBER 31, IS ANALYZED AS FOLLOWS:

	2007		2006
	NOMINAL PESOS	RESTATED PESOS	NOMINAL PESOS	RESTATED PESOS
CAPITAL STOCK ISSUED	Ps. 2,427,353	Ps. 10,267,570	Ps. 2,483,923	Ps. 10,506,856
ADDITIONAL PAID-IN CAPITAL	3,841,792	4,547,944	3,841,792	4,547,944
LEGAL RESERVE	1,197,574	2,135,423	1,197,574	2,135,423
RESERVE FOR REPURCHASE OF SHARES	451,293	1,240,869	1,682,757	4,626,882
UNAPPROPRIATED EARNINGS	11,415,042	21,713,378	7,485,931	17,343,579
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES	3,297,315	4,068,219	2,874,981	3,630,260
CUMULATIVE EFFECT OF DEFERRED TAXES	(2,179,852)	(3,206,608)	(2,197,681)	(3,224,437)
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET	—	(4,021,081)	—	(4,248,746)
NET INCOME FOR THE YEAR	—	8,082,463	—	8,908,943
SHARES REPURCHASED	(7,127,505)	(7,939,066)	(6,959,807)	(7,888,974)
TOTAL MAJORITY STOCKHOLDERS’ EQUITY		Ps. 36,889,111		Ps. 36,337,730

IN APRIL 2007, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND IN THE AGGREGATE NOMINAL AMOUNT OF UP TO PS.4,400,924, WHICH CONSISTED OF NOMINAL PS.1.45 PER CPO AND NOMINAL PS.0.01239316239 PER SHARE, NOT IN THE FORM OF A CPO, AND WAS PAID IN CASH IN MAY 2007 IN THE AGGREGATE AMOUNT OF PS.4,506,492 (NOMINAL PS.4,384,719); AND (II) THE CANCELLATION OF APPROXIMATELY 8,275.8 MILLION OF SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 70.7 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN  2006 AND 2007.

AS OF DECEMBER 31, 2007, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	121,709,686,425	9,596,469,435	112,113,216,990
SERIES “B” SHARES	57,606,311,976	5,512,441,577	52,093,870,399
SERIES “D” SHARES	87,896,540,865	5,019,987,089	82,876,553,776
SERIES “L” SHARES	87,896,540,865	5,019,987,089	82,876,553,776
	355,109,080,131	25,148,885,190	329,960,194,941

     THE COMPANY’S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF DECEMBER 31, 2007, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS’ EQUITY, AS FOLLOWS:

	A, B, D, AND L SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	5,869,059,300	-	5,869,059,300	PS. (2,951,644)
OWNED BY A COMPANY’S SUBSIDIARY
(2)	3,092,286,249	537,563,559	3,629,849,808	(989,373)
ACQUIRED BY A COMPANY’S TRUST (3)	7,819,753,968	7,830,222,114	15,649,976,082	(3,774,713)
ADVANCES FOR ACQUISITION OF SHARES
(4)	-	-	-	(223,336)
	16,781,099,517	8,367,785,673	25,148,885,190	PS. (7,939,066)

(1)
DURING 2007, THE COMPANY REPURCHASED 7,861,194,900 SHARES IN THE FORM OF 67,189,700 CPOS, IN THE AMOUNT OF PS.4,049,902 (PS.3,954,433 NOMINAL). IN APRIL 2007, THE COMPANY CANCELLED 8,275,819,500 SHARES IN THE FORM OF 70,733,500 CPOS, IN THE AMOUNT OF PS.3,625,298 (PS.3,352,277 NOMINAL).

(2)
DURING 2007, A COMPANY’S SUBSIDIARY REPURCHASED 875,546,100 SHARES IN THE FORM OF 7,483,300 CPOS, IN THE AMOUNT OF PS.474,518 (PS.461,438 NOMINAL) IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN. ALSO, IN MARCH AND JULY 2007 THE GROUP RELEASED 78,764,400 SHARES AND 835,886,025 SHARES, RESPECTIVELY, IN THE FORM OF 673,200 AND 7,144,325 CPOS, RESPECTIVELY, IN THE AMOUNT OF APPROXIMATELY PS.6,094 AND PS.117,560, RESPECTIVELY, IN CONNECTION WITH THIS PLAN.

(3)	IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN.
(4)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN MAJORITY STOCKHOLDERS’ EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.140,517 FOR THE YEAR ENDED DECEMBER 31, 2007, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS A CORPORATE EXPENSE (SEE NOTE 11).

6.        RESERVE FOR REPURCHASE OF SHARES:

AS OF DECEMBER 31, 2007, THE COMPANY MAINTAINED A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE STOCKHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.7,764,580. THIS RESERVE WAS USED IN 1999, 2000, 2003, 2006 AND 2007, IN THE AMOUNT OF PS.319,253, PS.713,657, PS.529,567, PS.1,575,228 AND PS.3,386,012, RESPECTIVELY, IN CONNECTION WITH THE CANCELLATION OF SHARES REPURCHASED BY THE COMPANY.

IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.        INTEGRAL RESULT OF FINANCING:

INTEGRAL FINANCING EXPENSE FOR THE YEARS ENDED DECEMBER 31, CONSISTED OF:

	2007	2006

INTEREST EXPENSE (1)	Ps. 2,176,998	Ps. 2,010,425
INTEREST INCOME	(1,844,653)	(1,135,400)
FOREIGN EXCHANGE (GAIN) LOSS, NET (2)	(215,897)	197,678
LOSS FROM MONETARY POSITION, NET (3)	293,766	68,325
	Ps. 410,214	Ps. 1,141,028

(1)	INCLUDES RESTATEMENT OF UDI-DENOMINATED DEBT SECURITIES OF PS.13,034 AND PS.41,341 IN THE YEARS ENDED DECEMBER 31, 2007 AND 2006, RESPECTIVELY.
(2)
NET FOREIGN EXCHANGE GAIN IN 2007 INCLUDES A NET GAIN FROM FOREIGN CURRENCY OPTION CONTRACTS OF PS.39,087, AND NET FOREIGN EXCHANGE LOSS IN 2006 INCLUDES A NET LOSS FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.59,916. A FOREIGN EXCHANGE LOSS INCURRED IN 2007 AND 2006, IN THE AMOUNT OF PS.211,520 AND PS.34,422, RESPECTIVELY, WAS HEDGED BY THE GROUP’S INVESTMENT IN UNIVISION AND RECOGNIZED IN STOCKHOLDERS’ EQUITY AS OTHER COMPREHENSIVE LOSS (SEE NOTE 3).

(3)
THE LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NCPI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2007 AND 2006 OF PS.135,548 AND PS.111,652, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.        DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF DECEMBER 31, WAS DERIVED FROM:

	2007	2006
ASSETS:
ACCRUED LIABILITIES	Ps. 385,404	Ps. 672,091
GOODWILL	945,687	807,453
TAX LOSS CARRYFORWARDS	843,549	1,345,198
ALLOWANCE FOR DOUBTFUL ACCOUNTS	286,933	282,310
CUSTOMER ADVANCES	924,134	1,238,883
OTHER ITEMS	148,517	171,371
	3,534,224	4,517,306
LIABILITIES:
INVENTORIES	(401,788)	(641,907)
PROPERTY, PLANT AND EQUIPMENT, NET	(969,803)	(1,112,795)
OTHER ITEMS	(1,301,232)	(1,293,728)
INNOVA	(525,164)	(923,767)
	(3,197,987)	(3,972,197)
DEFERRED-INCOME TAXES OF MEXICAN COMPANIES	336,237	545,109
DEFERRED TAX OF FOREIGN SUBSIDIARIES	763,907	(116,690)
ASSETS TAX	1,477,037	1,455,384
VALUATION ALLOWANCE	(3,832,186)	(3,428,544)
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS	Ps. (1,255,005)	Ps. (1,544,741)

9.        DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15 "IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL,” WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006.

10.        QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2007, ARE AS FOLLOWS:

	HISTORICAL NET RESULT (1)			RESTATED NET RESULT
QUARTER	ACCUMULATED	QUARTER	INDEX AT END OF PERIOD	ACCUMULATED	QUARTER
1/ 07	PS. 733,627	PS. 733,627	122.244	PS. 753,551	PS. 753,551
2/ 07	2,760,972	2,030,484	121.721	2,848,142	2,094,591
3/ 07	5,169,551	2,363,939	123.689	5,247,911	2,399,769
4/ 07	8,082,463	2,834,552	125.564	8,082,463	2,834,552

(1)	AS REPORTED IN EACH QUARTER.

11. INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006, ARE AS FOLLOWS:

	TOTAL REVENUES	INTERSEGMENT REVENUES	CONSOLIDATED REVENUES	SEGMENT PROFIT (LOSS)
DECEMBER 2007:
TELEVISION BROADCASTING	Ps. 21,213,175	Ps. 456,133	Ps. 20,757,042	Ps. 10,518,063
PAY TELEVISION NETWORKS	1,851,969	487,718	1,364,251	1,150,226
PROGRAMMING EXPORTS	2,262,137	620	2,261,517	1,032,022
PUBLISHING	3,311,867	16,918	3,294,949	624,360
PUBLISHING DISTRIBUTION	479,223	13,104	466,119	28,540
SKY	8,402,151	80,124	8,322,027	4,037,860
CABLE AND TELECOM	2,611,613	3,063	2,608,550	947,178
OTHER BUSINESSES	2,560,444	73,373	2,487,071	(265,939)
SEGMENTS TOTALS	42,692,579	1,131,053	41,561,526	18,072,310
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES	(1,131,053)	(1,131,053)	-	(368,344)
DEPRECIATION AND AMORTIZATION EXPENSE	-	-	-	(3,223,070)
CONSOLIDATED TOTALS	Ps. 41,561,526	Ps. -	Ps. 41,561,526	Ps. 14,480,896	(1)

DECEMBER 2006:
TELEVISION BROADCASTING	Ps. 21,760,426	Ps. 579,576	Ps. 21,180,850	Ps. 10,996,343
PAY TELEVISION NETWORKS	1,379,003	289,526	1,089,477	707,897
PROGRAMMING EXPORTS	2,190,272	-	2,190,272	901,965
PUBLISHING	2,993,912	19,711	2,974,201	576,677
PUBLISHING DISTRIBUTION	449,830	11,881	437,949	18,676
SKY	7,732,878	93,825	7,639,053	3,689,128
CABLE AND TELECOM	2,059,350	5,040	2,054,310	847,527
OTHER BUSINESSES	1,922,296	130,709	1,791,587	(224,898)
SEGMENT TOTALS	40,487,967	1,130,268	39,357,699	17,513,315
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES	(1,130,268)	(1,130,268)	-	(467,828)
DEPRECIATION AND AMORTIZATION EXPENSE	-	-	-	(2,779,772)
CONSOLIDATED TOTALS	Ps. 39,357,699	Ps. -	Ps. 39,357,699	Ps. 14,265,715	(1)

(1)	THIS TOTAL REPRESENTS CONSOLIDATED OPERATING INCOME.

12.        INVESTMENTS:

          IN THE YEAR ENDED DECEMBER 31, 2007, THE GROUP MADE EQUITY INVESTMENTS IN CONNECTION WITH ITS 40% INTEREST IN LA SEXTA, IN THE AGGREGATE AMOUNT OF €65.9 MILLION (PS.1,004,697).

          IN THE FIRST HALF OF 2007, IN CONJUNCTION WITH THE GROUP’S 2006 ACQUSITION  OF A 50% INTEREST IN THE CAPITAL STOCK OF TELEVISIÓN INTERNACIONAL, S.A. DE C.V. (“TVI”), THE GROUP (I) PAID AN ADDITIONAL PURCHASE PRICE ADJUSTMENT IN THE AMOUNT OF PS.19,155, AND (II) CAPITALIZED ALL OF THE AMOUNTS RECEIVABLE FROM TVI IN THE AGGREGATE AMOUNT OF PS.269,028, IN CONNECTION WITH A SHORT-TERM LOAN MADE BY THE GROUP AT THE ACQUISITION DATE, OF WHICH PS.240,871 WERE RECOGNIZED AS TVI’S ADDITIONAL PAID-IN CAPITAL. ADDITIONALLY, IN THE THIRD QUARTER OF 2007, THE GROUP CONCLUDED A PURCHASE PRICE ALLOCATION IN CONNECTION WITH THIS ACQUISITION BASED ON ITS PROPORTIONATE SHARE OF TVI’S TANGIBLE AND INTANGIBLE ASSETS AND RECOGNIZED A RELATED GOODWILL IN THE AMOUNT OF PS.405,264.

13.        DISPOSITION OF INVESTMENT IN UNIVISION:

           IN MARCH 2007, THE GROUP CASHED OUT ITS AVAILABLE-FOR-SALE INVESTMENT IN SHARES OF UNIVISION IN THE AMOUNT OF U.S.$1,094.4 MILLION. AS A RESULT OF THIS DISPOSITION, WE RECORDED A NON-CASH LOSS OF PS.669,473, AS OTHER EXPENSE IN THE GROUP’S CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2007, WHICH CONSISTED PRIMARILY OF LOSS ON MONETARY POSITION AND FOREIGN EXCHANGE LOSS INCURRED FROM JULY 2006 THROUGH MARCH 2007, AND WAS ACCOUNTED FOR IN SUCH PERIOD AS ACCUMULATED OTHER COMPREHENSIVE LOSS IN CONSOLIDATED STOCKHOLDERS’ EQUITY.

14.     ACQUISITIONS

          IN AUGUST 2007, THE GROUP ACQUIRED EDITORIAL ATLÁNTIDA, S. A., A LEADING PUBLISHING COMPANY IN ARGENTINA, IN THE AGGREGATE AMOUNT OF  U.S.$78.8 MILLION (PS.885,377).

          IN DECEMBER 2007, AN INDIRECT MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, CABLESTAR, S.A. DE C.V., ACQUIRED ALL OF THE OUTSTANDING CAPITAL STOCK OF THE COMPANIES OPERATING THE MAJORITY OF THE ASSETS OF BESTEL, A PRIVATELY HELD, FACILITIES-BASED TELECOMMUNICATIONS COMPANY IN MEXICO, IN THE AGGREGATE AMOUNT OF U.S.$256 MILLION (PS.2,772,352), AND MADE AN ADDITIONAL CAPITAL CONTRIBUTION OF U.S.$69 MILLION (PS.747,236) IN ONE OF THE ACQUIRED COMPANIES. IN CONJUNCTION WITH THIS ACQUISITION, EMPRESAS CABLEVISIÓN, S.A.B. DE C.V., A INDIRECT MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, ENTERED INTO A 5-YEAR TERM LOAN FACILITY IN THE AGGREGATE PRINCIPAL AMOUNT OF U.S.$225 MILLION.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 28, 2008	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President